[Stillwater Mining Company Letterhead]

VIA Edgar Submission

December 22, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stillwater Mining Company

Annual Report on Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2104

File No. 001-13053

Dear Ms. Jenkins:

Stillwater Mining Company is in receipt of your letter dated December 16, 2014, concerning the its Annual Report on Form 10-K for the year ended December 31, 2013. We intend to respond promptly and thoroughly to the letter, but given the holidays will not be able to do so within the requested time frame. We therefore respectfully request an extension of time to prepare a complete response to your letter with a view to providing our formal response on or before January 7, 2015.

Please do not hesitate to contact the undersigned at 406.373.8792 if you have any questions or comments regarding this matter.

Very truly yours,

/s/ Brent R. Wadman

Brent R. Wadman

Vice President of Legal Affairs & Corporate Secretary

cc:	Scott Berdan, Esq., Holland & Hart LLP